EXHIBIT 12.1

Hospitality Properties Trust

Computation of Ratio of Earnings to Fixed Charges

(in thousands, except ratio amounts)

	Year Ended December 31,
	2005	2004	2003	2002	2001

Net income	$129,903	$127,091	$238,213	$142,202	$131,956
Fixed charges	65,263	50,393	44,536	42,424	41,312
Adjusted earnings	$195,166	$177,484	$282,749	$184,626	$173,268

Fixed charges:
Interest on indebtedness and amortization of deferred finance costs	$65,263	$50,393	$44,536	$42,424	$41,312

Ratio of earnings to fixed charges	2.99x	3.52x	6.35x	4.35x	4.19x